SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2013
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A

Publicly-held Company

Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21

Corporate Registry (NIRE): 33 300 276 963

Notice to the Market

TIM PARTICIPAÇÕES S.A. (“Company”) (BM&FBOVESPA: TIMP3; NYSE: TSU), pursuant to the letter GAE 3.751/13 from BM&FBOVESPA, transcribed below, informs to its shareholders and the market in general that, concerning the recent fluctuations on price and volume of its stocks, questioned Telecom Italia S.pA. (“TI”), indirect controlling of the Company, about the rumors. In response, the Company was informed by TI that there is no formal or informal process ongoing for the disposal of its interest in the Company.

Rio de Janeiro, October 09th, 2013.

TIM Participações

Rogerio Tostes

Investor Relations Officer

GAE 3.751-13

09 de outubro de 2013

 Tim Participações S.A.

Diretoria de Relações com Investidores

Sr. Rogerio Tostes Lima

Prezados Senhores,

Solicitamos esclarecimentos, até 10/102013, sobre o teor da notícia veiculada pela Agência Estado - Broadcast, em 09/10/2013 (abaixo transcrita), na qual consta que a Telecom Italia poderia vender sua participação nessa empresa por US$ 12 bilhões, bem como outras informações consideradas importantes.

Esta solicitação se insere no âmbito do Convênio de Cooperação, firmado pela CVM e BM&FBOVESPA em 13/12/2011, e o seu não atendimento poderá sujeitar essa companhia à eventual aplicação de multa cominatória pela Superintendência de Relações com Empresas – SEP da CVM, respeitado o disposto na Instrução CVM nº 452/07.

Atenciosamente

Nelson Barroso Ortega

Gerência de Acompanhamento de Empresas

BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros

12:09 PULSO DO MERCADO: TIM ACELERA GANHOS E CHEGA A SUBIR QUASE 6%

São Paulo, 09/10/2013 - As ações da Tim aceleraram os ganhos neste final de manhã, com o aumento da percepção de que a empresa poderá ser vendida. Há pouco, o papel subia 5,78%, cotado a R$ 11,53, com mais de 8,8 mil negócios, liderando as maiores altas do Ibovespa. O principal índice da Bolsa, no mesmo momento, subia 0,43%, aos 52.564 pontos.

Segundo operadores, o papel ganhou impulso após notícia veiculada pela agência de notícias Bloomberg dando conta de que a Telecom Itália poderia vender sua participação na empresa por US$ 12 bilhões. A italiana detém atualmente 67% de  participação na empresa brasileira. Considerando esse valor, operadores calculam um valor de R$ 16,30 para a ação da TIM, que atualmente é negociada próxima de R$ 12,00.

Só para lembrar, ontem a Moody´s rebaixou o rating de crédito da Telecom Itália de Baa3 para Ba1, com perspectiva negativa. Segundo operadores, o rebaixamento coloca ainda mais pressão pela necessidade de melhorar o caixa da empresa e neste cenário, a venda da Tim parece cada vez mais provável. O registro da agência de classificação de risco ocorre depois do fracasso da empresa em fortalecer seu balanço e após o anúncio de renúncia de seu presidente e CEO, Franco Bernabé. (Beth Moreira - beth.moreira@estadao.com)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: October 9, 2013	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.